Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 30, 2026

Eldorado Gold Reports Solid First Quarter 2026 Financial and Operational Results; Skouries Steadily Advancing Towards First Concentrate Production
(All amounts expressed in U.S. dollars unless otherwise noted)
VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado”, "Eldorado Gold" or “the Company”) today reports the Company’s financial and operational results for the first quarter of 2026. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR+ at www.sedarplus.com under the Company’s profile.
First Quarter 2026 Highlights
Operations
•Gold production: 100,358 ounces.
•Gold sales: 100,619 ounces at an average realized gold price per ounce sold(1) of $4,891.
•Production costs: $188.2 million
•Total cash costs(1): $1,470 per ounce sold
•All-in sustaining costs ("AISC")(1): $1,942 per ounce sold
•Total capital expenditures: $318.0 million, including $135.6 million of project capital invested at Skouries with activity focused on major earthworks and infrastructure construction, as well as $48.5 million of accelerated operational capital. Growth capital(1) at the operating mines totalled $89.4 million and sustaining capital(1) at operating mines totalled $32.9 million.
•Production and cost outlook: The Company is maintaining its 2026 annual production guidance of 490,000 to 590,000 ounces of gold. Production continues to be weighted to the second half of the year. Excluding Skouries total cash costs(1) for the full year are expected to be between $1,220 to $1,420 per ounce sold and an average AISC(1) of $1,670 to $1,870 per ounce sold.
Financial
•Revenue: $532.4 million in Q1 2026.
•Net cash generated from operating activities of continuing operations: $141.4 million in Q1 2026.
•Cash flow from operating activities before changes in working capital(1): $187.1 million in Q1 2026.
•Cash and cash equivalents: $629.7 million as at March 31, 2026. Cash decreased by $239.6 million in Q1 2026 compared to Q4 2025, primarily due to growth capital investment, share buybacks, repayments of the VAT Facility, dividend payments, and income taxes paid. These cash outflows are offset partly by cash generated from operating activities, VAT refunds and the sale of investments in marketable securities.
•Net earnings attributable to shareholders: $136.4 million or $0.69 basic earnings per share.

(1) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2026 MD&A.

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•Adjusted net earnings attributable to shareholders(2): $188.2 million net earnings, or $0.95 earnings per share in Q1 2026. Adjustments of non-recurring items include an $18.3 million loss on foreign exchange translation of deferred tax balances, a $20.0 million unrealized loss on derivative instruments, and a $7.7 million expense relating to acquisition costs.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")(1): $335.7 million.
•Free cash flow(2): Negative $129.1 million, primarily due to higher cash used in investing activities, partially offset by higher cash generated from operating activities. Free cash flow excluding capital expenditures at Skouries(2) was $62.9 million.
Corporate
•Appointment of Sally Eyre to the Board of Directors, effective January 1, 2026.
•George Burns, Chief Executive Officer will retire in Q3 2026 on the ramp up toward commercial production at Skouries. Christian Milau, President, will assume the role of Chief Executive Officer at that time. Mr. Burns will remain a member of the Board following his retirement, and Mr. Milau will join the Board upon assuming the role of Chief Executive Officer.
•Promotion of Simon Hille to Executive Vice President and Chief Operating Officer, effective March 24, 2026.
•Appointment of Gordana Vicentijevic as Senior Vice President, Projects effective May 4, 2026.
•Initiation of a dividend program and first quarterly dividend payment on March 13, 2026.
•On April 30, 2026, the Company declared a second quarter dividend of $0.075 per common share, payable on June 16, 2026, to shareholders of record at close of business on June 2, 2026.
Subsequent Events
•Completed the acquisition of Foran Mining Corporation ("Foran") on April 14, 2026, consideration included:
◦64,668,321 shares issued, and
◦C$5.7M cash payment (C$0.01/share)
•Promotion of Sylvain Lehoux to Senior Vice President, Operations, Canada, effective April 14, 2026.
•Appointment of Dan Myerson to the Board of Directors, effective April 14, 2026, and appointed as Deputy Chair, effective April 30, 2026.

Commentary
“As expected, first quarter gold production was aligned with our second-half-weighted annual guidance, with 100,358 ounces produced,” said George Burns, Chief Executive Officer. “Continued strength in gold prices supported solid financial results during the quarter, reflecting disciplined operating performance and the quality of our asset base. During the quarter, we continued returning capital to shareholders through share buybacks and paid our first quarterly dividend, underscoring our commitment to sustainable shareholder returns.
During the quarter, construction at Skouries continued to advance and remains on track for first concentrate production in Q3 and commercial production in Q4. As execution activities have progressed and the project advances toward construction completion on schedule we have updated the forecast-to-complete and, as a result we have revised the estimate of total project capital to approximately $1.315 billion, an increase of approximately $155 million from the prior estimate. This reflects incremental costs related to labour, project and support overheads and materials across multiple work fronts and foreign exchange impacts. The primary driver of the increase is related to the contractor workforce levels to sustain execution momentum. We believe that advancing Skouries into safe production in the current metal price environment is a key driver of value creation, and this incremental capital reflects our continued focus on maintaining momentum toward first concentrate production.
We also received the Ormaque operating authorization, enhancing production flexibility at the Lamaque Complex by enabling ore from two mines to feed the mill. In addition, we strengthened our execution capabilities with the
(2) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2026 MD&A.

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promotion of Simon Hille to Chief Operating Officer and the addition of Gordana Vicentijevic as Senior Vice President, Projects, reinforcing our focus on delivery certainty and long‑term value creation.
Subsequent to quarter end, we completed the acquisition of Foran, adding McIlvenna Bay to our portfolio, a high‑quality, multi‑decade Canadian copper‑zinc‑gold-silver asset to our portfolio. The project also offers significant exploration upside across a prospective district-scale land package, including near-mine targets such as the Tesla Zone. Since closing the acquisition, we have approved approximately $17 million of exploration spending in 2026, reflecting the highly target‑rich nature of the district and the potential to further extend mine life and support future growth. Collectively, these actions highlight our focus on execution and building a high-quality, long-life portfolio.”

Skouries Highlights
The Skouries Project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold project. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production over the life of the mine of 140,000 ounces of gold and 67 million pounds of copper, or approximately 240,000 gold equivalent ounces(3).
First production of the copper-gold concentrate is expected in Q3 2026 and commercial production is expected in Q4 2026, with 2026 gold production projected to be between 60,000 and 100,000 ounces and copper production projected to be between 20 and 40 million pounds.
Concentrate Off-Take Agreements
Concentrate commercial terms remain agreed and final offtake contract negotiations are in progress. With robust market conditions for copper gold concentrates continuing in 2026, we remain confident of achieving significantly stronger terms than those assumed in the 2022 feasibility study assumptions.
Capital Estimate and Schedule
As execution activities have progressed and the project advances toward construction completion on schedule, the Company has updated its forecast-to-complete and, as a result has revised its estimate of total project capital for phase 2 to approximately $1.315 billion. This reflects an incremental $155 million related to labour, project and support overheads and materials costs across multiple work fronts and foreign exchange impacts. Additional contractor resources have been and continue to be required to sustain momentum. Since mid Q1 2026 when the onsite workforce totaled approximately 2,350 employees and contractors, workforce levels have increased to over 3,200 currently, including the addition of specialized EU‑based contractors. This expanded workforce has supported continued progress across critical work fronts. The total workforce is expected to remain above 3,200 throughout the second quarter of 2026, followed by a planned and significant reduction in onsite labour in the third quarter as construction is completed, contractors are demobilized, and staffing levels normalize to support steady-state operations as the project transitions from construction into operations.
The project remains fully funded through operating cash flow, cash and debt financing. The Term Facility totalling €680.4 million ($782.3 million) is fully drawn (and the Contingent Overrun Facility of €60.0 million remains undrawn).
Project capital totalled $135.6 million in Q1 2026 and as of March 31, 2026, cumulative project capital invested towards Phase 2 of construction totalled $1.116 billion.
The accelerated operational capital cost estimate for Skouries has increased to approximately $260 million, reflecting an incremental $82 million investment focused on expanded pre‑commercial underground and open‑pit mining. These activities are supporting continued growth of the ore stockpiles ahead of first production, further advancement of the underground mine and advancing the site general earthworks. This incremental capital supports a smooth ramp‑up into production.
The Company is well positioned for start‑up, with over 2.8 million tonnes of ore stockpiled which provides the entire planned mill tonnage for 2026. Open pit and underground ore mining will continue for the balance of 2026 and will be blended to maximize cash flow with lower value ore being stockpiled for future years.

(3) Gold equivalent ounces: Calculated by converting copper pounds produced into gold equivalent using budgeted commodity prices for the relevant period: 2026-2027: $4,000/oz gold and $5.00/lb copper; 2029 and beyond: $3,000/oz gold and $4.50/lb copper.

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Construction Activities
As at March 31, 2026, overall project progress was approximately 94% complete.
Primary Crusher Building
The primary crusher is mechanically complete and all associated equipment is set in position, with work underway on the final piping and electrical installation. Conveyors from the primary crusher through the coarse ore stockpile to the process plant have been installed and belt installations are underway.
The stockpile dome foundation is complete, and assembly of the dome structure is virtually complete. All three reclaim feeders and associated chute work have been installed and work is underway to complete the final mechanical, piping and electrical connections in the stockpile reclaim tunnel. Electrical cable installation and terminations are in progress in the prefabricated electrical distribution room.
Process Plant
Work in the process plant remains focused on mechanical installations, piping, cable tray and cabling in preparation for first ore introduction. Q1 2026 inspections identified the need to replace the two damaged cyclone feed pumps variable speed drives. Temporary replacement equipment has been ordered and is expected to be installed in Q2 2026 with permanent equipment in Q3 2026. High and medium voltage electrical distribution from multiple substations within the process plant network are advancing, and the process control building structure is complete with electrical work underway across all plant areas. Electrical rooms are being progressively handed over to commissioning.
During the period, the compressor systems, blower systems and the process and fire water pumping systems achieved construction completion and have been handed over to the commissioning team. The reagent areas are advancing in line with the commissioning plan through various stages of mechanical, piping and electrical installations.
Thickeners
Two of the three tailings thickeners are mechanically complete, with electrical cabling and instrumentation installation underway. The third tailings thickener is not required for start-up.
Water testing is complete and piping installations have advanced as the pipe rack installations are completed. Work is advancing on the associated infrastructure, including the pumphouse building with piping and electrical work nearly complete, and mechanical and electrical installations in the flocculant building progressing. Electrical installations and cable pulling in the thickeners’ secondary substation building are well advanced.
Filtered Tailings Facility
Work continues to progress on the filtered tailings plant which remains on the critical path, with electrical installations and commissioning as the final steps. Work is also advancing on the tailings handling infrastructure.
Mechanical work advanced with all six filter presses and associated swivel doors, feeders and conveyors completed. The compressor building steel structure is complete, and all six compressors and air receivers are mechanically complete. Pipe installation continues to progress and cable tray installations are substantially complete. Electrical and instrumentation work is complete on filter presses 1 and 2 and progressing through the remaining four filter presses.
The filter plant tank farm construction has progressed with all five tanks now complete and structural steel for pipe racks and platforms advancing to support piping installations. The clarifier water tank construction is fully welded and currently being painted following the successful hydrotest. The clarifier is assembled and the bridge assembly is being preassembled for installation.
The prefabricated electrical distribution room has been installed, with cable tray and electrical installation advancing.
Powerline and Substations
The 150kV powerline, and primary substation are advancing in accordance with the project schedule to support start-up in Q3 2026. Final approval from the electrical regulatory authority, which is required prior to commissioning, is expected following completion of the required inspection and energization protocols in late Q2 or early Q3.
Powerline construction is advancing with the transmission tower assembly complete and pilot wire pulling now underway along the transmission line. Work in the primary substation has advanced through ongoing assembly of the substation structures and control building structural completion.

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Commissioning Activities
Pre-commissioning of the power infrastructure for the plant has started with the substations that distribute power to the process plant, filter plant, and primary crusher. Commissioning continues in the fire, utility, and process water systems. Pre-commissioning for the SAG and Ball mill instrumentation, electrical and control systems has started. Pre-commissioning started in the flotation area with focus on air and instrumentation for the flotation cells. Wet commissioning has started for the process-water pumps and tailings thickeners.
Integrated Extractive Waste Management Facility (the "IEWMF")
Preparation works for the initial tailings placement area is progressing, with engineering fill continuing in the first part of Q2 2026.
Construction of the low-grade ore stockpile continued advancing with the planned sequence focused on the lower section.
Excavation of the southern diversion trench is ongoing and ramping up in the more favorable dry season.
Accelerated Operations and Readiness
Open Pit Mining
The open pit mine continued to ramp up during Q1 2026 and remains ahead of plan in building ore stockpiles for the process plant start-up. The open pit team delivered 877 kt of ore to stockpiles during Q1 2026. At the end of Q1 2026 the stockpiles contained approximately 2.3 million tonnes of open pit and underground ore. The stockpile metal content is approximately 84,000 ounces of gold and 24 million pounds of copper. Grade control drilling of the open pit phase 1 has been completed
Underground Development
The underground mine delivered 140 kt of ore to the ore stockpiles during Q1 2026. Underground access development rates continued to accelerate. A total of 1,333 meters of underground development was completed in Q1 2026. The monthly advance during March 2026 was 607 meters, a step up towards the approximate 700 meters per month we are targeting during the remaining months of the year. The underground ventilation system has been upgraded enabling ventilation of the 350 level where the remaining four test stopes will be mined this year.
The second test stope was completed with ore fragmentation, stope cavity monitoring and extraction exceeding expectations. Development of both the east and west declines continues, and development to access the next four test stopes started in Q2 2026.
Based on the successful completion of the first two test stopes, the Company has the opportunity to expand the stope design to support greater productivity, with the planned four larger test stopes designed at approximately 100 kt per stope
Processing
Three of the four processing operations and maintenance teams have successfully completed their theoretical training and are now completing job familiarization training at both Skouries and Olympias sites. The fourth team will commence theory training in Q2 2026.
Several key readiness activities are advancing according to plan. Procurement of maintenance spares is advancing on plan for completion in Q2, consignment stock agreements are in place with the main OEM’s and the tailings placement design has been completed.
Twelve highly experienced process plant ramp-up experts have been contracted to support the operations team during the first three months of operations.
Workforce
As at March 31, 2026, there were approximately 3,000 personnel working on site, including 450 Skouries employees.

Skouries Multimedia
• A progress update video can be found here: https://youtu.be/rQh4xI9eAQ8
• To view a time lapse of the filtered tailing plant installation, please visit: https://youtu.be/Q0kX40qpUHg
• Photos of the construction progress at Skouries can be viewed and downloaded via this link: https://eldoradogold.getbynder.com/web/75fd38cea59305ba/q1-2026-skouries-project-update/

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McIlvenna Bay Project – Canada
The McIlvenna Bay Project, located in Saskatchewan, Canada, is a copper-zinc-gold-silver rich development project added on April 14, 2026, with the acquisition of Foran. In March 2025, Foran published a McIlvenna Bay Project Feasibility Study, with an 18 year mine life and average life of mine production of 41 million pounds of copper, 20,000 ounces of gold, 444,000 ounces of silver and 54 million pounds of zinc.
The mine is expected to have a long life and is supported by a robust resource base, with highly prospective exploration upside across the broader district, including the nearby Tesla Zone. McIlvenna Bay is nearing first production and is expected to achieve commercial production in Q3 2026.
Located in one of the world’s most attractive mining jurisdictions, the project benefits from excellent infrastructure and is designated by the Government of Canada as a project of national significance to support critical mineral development. McIlvenna Bay is expected to enhance Eldorado’s production profile, increase exposure to copper, and contribute to long-term cash flow generation.
Following the close of the acquisition the Company is currently working to fully integrate McIlvenna Bay. Updated production and cost guidance, including timing related to potential expansion studies and an evaluation of the potential addition of a silver-lead circuit, will be provided in conjunction with the Company’s Q2 2026 Operational and Financial Update.

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Consolidated Financial and Operational Highlights

	3 months ended March 31,
	2026	2025
Revenue	$532.4	$355.2
Gold produced (oz)	100,358	115,893
Gold sold (oz)	100,619	116,263
Average realized gold price ($/oz sold) (2)	$4,891	$2,933
Production costs	188.2	148.3
Total cash costs ($/oz sold) (2,3)	1,470	1,153
All-in sustaining costs ($/oz sold) (2,3)	1,942	1,559
Net earnings for the period (1)	136.4	72.4
Net earnings per share – basic ($/share) (1)	0.69	0.35
Net earnings per share – diluted ($/share) (1)	0.68	0.35
Net earnings for the period continuing operations (1,4)	136.4	72.0
Net earnings per share continuing operations – basic ($/share) (1,4)	0.69	0.35
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.68	0.35
Adjusted net earnings (1,2,4)	188.2	56.4
Adjusted net earnings per share - basic ($/share) (1,2,4)	0.95	0.28
Net cash generated from operating activities (4)	141.4	130.4
Cash flow from operating activities before changes in working capital (2,4)	187.1	136.5
Free cash flow (2,4)	(129.1)	(29.4)
Free cash flow excluding Skouries (2,4)	62.9	67.9
Cash and cash equivalents (4)	629.7	978.1
Total assets	6,700.0	5,951.8
Debt	1,230.8	932.8
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Includes costs allocated to by-products.
(4)2025 amounts presented are from continuing operations only and exclude the Romania segment.

Gold production in Q1 2026 totalled 100,358 ounces of gold, a 13% decrease from Q1 2025 production of 115,893 ounces. This primarily reflected decreases at Kisladag due to the planned lower tonnes and ore grade stacked, and decreases at Efemcukuru due to lower ore grade, partially offset by an increase at Olympias and Lamaque due to higher grade and recoveries.
Gold sales in Q1 2026 totalled 100,619 ounces, a 13% decrease from 116,263 ounces sold in Q1 2025 due to the impact of lower production in Q1 2026.
The average realized gold price(4) was $4,891 per ounce sold in Q1 2026, an increase of 67% from $2,933 per ounce sold in Q1 2025. As a result, total revenue was $532.4 million in Q1 2026, an increase of 50% from total revenue of $355.2 million in Q1 2025.
Production costs increased to $188.2 million in Q1 2026 from $148.3 million in Q1 2025 mainly due to an increase in royalties in Turkiye and Greece, which accounted for approximately 70% of the increase to production costs. The remainder relates primarily to increases in labour costs, due to cost inflation in Turkiye, higher volumes produced at Lamaque and Olympias, and additional costs incurred in labour and contractors due to deepening the production centre of the Triangle Mine at Lamaque. Production costs include royalty expense, which increased to $50.1 million in Q1 2026 from $22.2 million in Q1 2025 due to higher average realized gold prices and higher royalty rates,
(4) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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partially offset by lower sales volumes. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation, and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Effective July 24, 2025, amendments to Turkish Mining Law were enacted, which included changes to the base rate table for state royalties on gold metal sales. The price-linked sliding scale of royalty rates has broadened with increasing rate bands, with the highest band at a maximum gold price of $5,101/oz, an expansion from the previous maximum of $2,101/oz. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Total cash costs(5) in Q1 2026 averaged $1,470 per ounce sold, an increase from $1,153 per ounce sold in Q1 2025, primarily due to higher royalty expense driven by higher gold prices, lower volumes sold, as well as impacts from labour. AISC per ounce sold(5) increased to $1,942 in Q1 2026 from $1,559 in Q1 2025, mainly due to higher total cash costs per ounce sold in Q1 2026.
The Company reported net earnings attributable to shareholders from continuing operations of $136.4 million ($0.69 basic earnings per share) in Q1 2026, compared to net earnings of $72.0 million ($0.35 basic earnings per share) in Q1 2025. Higher net earnings in Q1 2026 is primarily attributable to higher average realized gold prices, partially offset by lower volumes sold, higher production costs and higher income tax expense.
Adjusted net earnings(5) was $188.2 million ($0.95 basic earnings per share) in Q1 2026, compared to adjusted net earnings of $56.4 million ($0.28 basic earnings per share) in Q1 2025. Adjustments of non-recurring items in Q1 2026 include removing an $18.3 million loss on foreign exchange translation of deferred tax balances, a $20.0 million unrealized loss on derivative instruments, and a $7.7 million expense relating to acquisition costs.
(5) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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Quarterly Operations Update
Gold Operations

	3 months ended March 31,
	2026	2025
Total
Gold produced (oz)	100,358	115,893
Gold sold (oz)	100,619	116,263
Production costs	$188.2	$148.3
Total cash costs ($/oz sold) (1,2)	$1,470	$1,153
All-in sustaining costs ($/oz sold) (1,2)	$1,942	$1,559
Sustaining capital expenditures (2)	$32.9	$32.9
Kisladag
Gold produced (oz)	28,339	44,319
Gold sold (oz)	28,311	44,338
Production costs	$56.7	$47.5
Total cash costs ($/oz sold) (1,2)	$1,896	$1,039
All-in sustaining costs ($/oz sold) (1,2)	$2,060	$1,138
Sustaining capital expenditures (2)	$3.5	$2.3
Lamaque
Gold produced (oz)	42,306	40,438
Gold sold (oz)	44,607	42,205
Production costs	$41.8	$35.7
Total cash costs ($/oz sold) (1,2)	$904	$836
All-in sustaining costs ($/oz sold) (1,2)	$1,370	$1,392
Sustaining capital expenditures (2)	$20.2	$22.7
Efemcukuru
Gold produced (oz)	15,394	19,307
Gold sold (oz)	15,173	17,790
Production costs	$37.6	$24.7
Total cash costs ($/oz sold) (1,2)	$2,208	$1,357
All-in sustaining costs ($/oz sold) (1,2)	$2,528	$1,550
Sustaining capital expenditures (2)	$4.6	$3.0
Olympias
Gold produced (oz)	14,319	11,829
Gold sold (oz)	12,528	11,930
Production costs	$52.1	$40.3
Total cash costs ($/oz sold) (1,2)	$1,628	$2,398
All-in sustaining costs ($/oz sold) (1,2)	$2,031	$2,842
Sustaining capital expenditures (2)	$4.6	$4.9
(1)Includes costs allocated to by-products.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.

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Kisladag
Kisladag produced 28,339 ounces of gold in Q1 2026, a 36% decrease from 44,319 ounces in Q1 2025. The decrease was due to the planned lower tonnes and ore grade stacked in the first quarter, in addition to the accelerated waste removal from phase 6 and the western area which is underway. The average grade of tonnes placed decreased to 0.44 grams per tonne in Q1 2026 from 0.79 grams per tonne in Q1 2025.
Revenue increased to $145.7 million in Q1 2026 from $129.2 million in Q1 2025, driven by the higher average realized gold price, partially offset by lower gold ounces sold.
Production costs increased to $56.7 million in Q1 2026 from $47.5 million in Q1 2025, driven by higher royalty rates as a result of higher realized gold prices, partially offset by lower ounces sold. On a per ounce sold basis, higher production costs and lower ounces produced resulted in total cash costs per ounce sold increasing to $1,896 in Q1 2026 from $1,039 in Q1 2025.
AISC per ounce sold increased to $2,060 in Q1 2026 from $1,138 in Q1 2025, primarily due to higher total cash costs per ounce sold and higher sustaining capital expenditures.
Sustaining capital expenditures of $3.5 million in Q1 2026 primarily included equipment rebuilds and geometallurgical drilling. Growth capital investment of $51.3 million in Q1 2026 includes multiple purchases of land totalling $23.9 million required for the construction of the North Heap Leach Pad ("NHLP") and North Rock Dump, with the balance of $27.4 million related primarily to waste stripping and associated equipment costs as well as continued construction of the NHLP Phase 3.
The geometallurgical study, characterizing future mining phases and evaluating the benefit of additional screening for the high pressure grinding rolls and whole ore agglomeration, is expected to be complete in Q2 2026.
The higher metal price environment has created a significant opportunity for the Kisladag open pit, to allow us to evaluate the opportunity to move from a $1,700 to a $2,100 pit shell, which is expected to open up the western area of the pit and support resource expansion. To facilitate this opportunity and assist in resolving ongoing geotechnical challenges in the open pit, we expect to increase waste stripping in 2026 by six to eight million tonnes. The mine optimization plan is expected to be beneficial in the long-term by improved balancing of ore and waste movement and supporting consistent year-over-year performance.
For 2026, production guidance at Kisladag is 105,000 to 130,000 ounces of gold. Production is expected to decrease in the second quarter as a result of an extended 14-day planned shutdown for roll replacement and installation of the secondary crushing screen.

Lamaque
Lamaque produced 42,306 ounces of gold in Q1 2026, a 5% increase from 40,438 ounces in Q1 2025 primarily driven by higher grade ore, which includes the positive impact of Ormaque ore following receipt of the operating authorization in March, partially offset by lower throughput. Average grade increased to 6.20 grams per tonne in Q1 2026 from 5.38 grams per tonne in Q1 2025.
Revenue increased to $219.6 million in Q1 2026 from $122.0 million in Q1 2025 primarily due to the higher average realized gold price combined with an increase in gold ounces sold during the quarter.
Production costs increased to $41.8 million in Q1 2026 from $35.7 million in Q1 2025, reflecting higher costs and higher volume sold. As the centre of production at the Triangle Mine deepens, additional costs are incurred for haulage, equipment and personnel requirements. Total cash costs per ounce sold increased to $904 in Q1 2026 from $836 in Q1 2025 primarily due to higher costs, including mining costs for Ormaque as well as higher royalties due to the higher realized average gold price, partially offset by higher ounces sold.
AISC per ounce sold decreased to $1,370 in Q1 2026 from $1,392 in Q1 2025, primarily due to modestly lower sustaining capital and higher volumes sold, partially offset by the increase in total cash costs per ounce sold.
Sustaining capital expenditures of $20.2 million in Q1 2026 primarily related to underground development, delineation drilling, equipment rebuilds and purchases. Growth capital investment of $27.8 million in Q1 2026 primarily related to Ormaque development, construction of the north basin water management structure, construction of the paste plant, and ramp development at the Triangle Mine.
In 2026, production guidance at Lamaque is 185,000 to 200,000 ounces of gold. Production is expected to increase in the second quarter with higher grades expected as a result of mine sequencing and increased throughput.

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Efemcukuru
Efemcukuru produced 15,394 payable ounces of gold in Q1 2026, a decrease from 19,307 payable ounces in Q1 2025 driven by lower gold grade of 3.92 grams per tonne in Q1 2026 from 5.52 grams per tonne in Q1 2025, partly offset by higher throughput during the quarter.
Revenue increased to $78.6 million in Q1 2026 compared to $57.5 million in Q1 2025. The increase was due to the higher average realized gold price, partially offset by lower gold sold.
Production costs increased to $37.6 million in Q1 2026 from $24.7 million in Q1 2025 driven by higher royalty rates as a result of higher realized gold prices. Additionally, lower gold ounces sold resulted in an increase in total cash costs per ounce sold to $2,208 in Q1 2026, from $1,357 in Q1 2025.
AISC per ounce sold increased to $2,528 in Q1 2026 from $1,550 in Q1 2025, primarily due to the increase in total cash costs per ounce sold, as well as higher sustaining capital expenditures as a result of increased development.
Sustaining capital expenditures of $4.6 million in Q1 2026 related primarily to underground development. Growth capital investment of $2.4 million related to both portal development for Kokarpinar and development costs at Bati.
For 2026, production guidance at Efemcukuru is forecast to be 70,000 to 80,000 ounces of gold. Production in the second quarter is expected to be consistent with the first quarter.
Olympias
Olympias produced 14,319 payable ounces of gold in Q1 2026, a 21% increase from 11,829 ounces in Q1 2025. The increase is a reflection of stable ore blend and flotation performance which resulted in increased metal recoveries.
Revenue increased to $88.5 million in Q1 2026 compared to $46.5 million in Q1 2025 primarily as a result of higher realized gold price, as well as higher sales volumes, grades and recoveries of gold and base metals.
Production costs increased to $52.1 million in Q1 2026 from $40.3 million in Q1 2025. Increases in costs were driven primarily by higher royalties due to the higher realized gold price, combined with the stronger Euro and its impact on costs in local currency, including labour. Total cash costs decreased to $1,628 in Q1 2026 from $2,398 in Q1 2025 due to higher allocation of costs to by-products and higher gold ounces sold, partially offset by higher royalties.
AISC per ounce sold decreased to $2,031 in Q1 2026 from $2,842 in Q1 2025 primarily due to lower total cash cost per ounce sold and higher volumes sold. Sustaining capital expenditures of $4.6 million in Q1 2026 primarily included underground development, underground resource classification drilling and mobile mining equipment rebuilds and purchases. Growth capital investment of $8.0 million in Q1 2026 was driven by the mill expansion project, with sequential completion expected in Q3 2026 and ramp-up expected in Q4 2026.
For 2026, production guidance at Olympias is forecast to be 70,000 to 80,000 ounces of gold. Production in the second quarter is expected to increase with higher grades expected as a result of mine sequencing.

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For further information on the Company's operating results for the first quarter of 2026, please see the Company’s MD&A filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s First Quarter 2026 Results will be held by senior management on Friday, May 1, 2026, at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=VbJHuSmZ.

Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10207478/103910db6b6.
Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until June 12, 2026)
Date:	May 1, 2026	Vancouver:	+1 412 317 0088
Time:	11:30 am ET (8:30 am PT)	Toll Free:	+1 855 669 9658
Dial in:	+1 647 846 2782	Access code:	4133862
Toll free:	+1 833 752 3325

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Turkiye and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts
Investor Relations
Lynette Gould, VP Investor Relations, Communications and External Affairs
647.271.2827 or 1.888.353.8166
lynette.gould@eldoradogold.com
Media
Chad Pederson, Director, Communications and Public Affairs
236.885.6251 or 1.888.353.8166
chad.pederson@eldoradogold.com

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Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this news release, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital.
Please see the March 31, 2026 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the performance of our gold mining operations and its ability to generate positive cash flow. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
We believe that our use of total cash costs per ounce sold and all-in sustaining costs per ounce sold will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, assessing our operating performance, and our ability to generate free cash flow from gold operations. Due to the capital-intensive nature of the industry and the long useful lives over which these assets are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is generated by a mine, and therefore we believe these measures are useful non-IFRS operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the March 31, 2026 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q1 2026	Q1 2025
Earnings before income tax (1)	$246.7	$42.3
Depreciation and amortization (2)	54.4	60.6
Interest income	(7.7)	(8.3)
Finance costs	14.0	12.2
EBITDA	$307.5	$106.9
Unrealized loss on derivative instruments	20.0	63.4
Acquisition costs	7.7	—
Loss (gain) on disposal of assets	0.4	(7.3)
Share of loss from associate	0.1	—
Adjusted EBITDA	$335.7	$163.0
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes depreciation within general and administrative expenses.

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Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q1 2026	Q1 2025
Net earnings attributable to shareholders of the Company (1)	$136.4	$72.0
Loss (gain) on foreign exchange translation of deferred tax balances	18.3	(3.5)
Decrease (increase) in fair value of redemption option derivative	5.8	(0.6)
Unrealized loss on derivative instruments	20.0	63.4
Acquisition costs	7.7	—
Tax recovery on recognition of deferred tax asset	—	(73.5)
(Gain) discount on sale of marketable securities	(0.1)	5.1
Share of loss from associate	0.1	—
Gain on sale of mining licenses	—	(6.5)
Total adjusted net earnings	$188.2	$56.4
Weighted average shares outstanding (thousands)	197,731	204,762
Adjusted net earnings per share ($/share)	$0.95	$0.28
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.

Reconciliation of Total Cash Costs, Total Cash Cost per Ounce Sold, AISC, and AISC per Ounce Sold to Production Costs
Our reconciliation of total cash costs, total cash costs per ounce sold, AISC, and AISC per Ounce Sold to production costs, the most directly comparable IFRS measure, is presented below.
For the three months ended March 31, 2026:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$39.3	$38.1	$20.7	$39.1	$—	$137.2
Transportation and selling costs	0.2	0.1	2.8	2.5	—	$5.6
Inventory change (1)	(3.1)	1.0	(0.2)	(2.4)	—	($4.6)
Royalty expense	20.4	2.6	14.3	12.9	—	$50.1
Production costs	$56.7	$41.8	$37.6	$52.1	$—	$188.2
Costs allocated to by-products	(3.1)	(1.4)	(4.1)	(32.0)	—	($40.6)
Treatment and refining costs (2)	—	—	—	0.3	—	$0.3
Total cash costs	$53.7	$40.3	$33.5	$20.4	$—	$147.9
Corporate & allocated G&A	—	—	—	—	12.1	$12.1
Exploration costs	—	0.4	—	—	—	$0.4
Reclamation costs and amortization	1.2	0.2	0.3	0.4	—	$2.1
Sustaining capital	3.5	20.2	4.6	4.6	—	$32.9
All-in sustaining costs	$58.3	$61.1	$38.4	$25.4	$12.1	$195.4
Gold oz sold	28,311	44,607	15,173	12,528	—	100,619
Total cash costs/oz	$1,896	$904	$2,208	$1,628	$—	$1,470
AISC/oz	$2,060	$1,370	$2,528	$2,031	$121	$1,942
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

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For the three months ended March 31, 2025:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$41.9	$31.4	$17.9	$34.5	$—	$125.6
Transportation and selling costs	0.2	0.1	2.7	1.8	—	$4.8
Inventory change (1)	(5.1)	2.9	(1.5)	(0.6)	—	($4.3)
Royalty expense	10.6	1.4	5.6	4.6	—	$22.2
Production costs	$47.5	$35.7	$24.7	$40.3	$—	$148.3
Costs allocated to by-products	(1.5)	(0.4)	(1.5)	(12.8)	—	($16.3)
Treatment and refining costs (2)	—	—	1.0	1.1	—	$2.1
Total cash costs	$46.1	$35.3	$24.1	$28.6	$—	$134.1
Corporate & allocated G&A	0.3	—	0.3	—	10.5	$11.2
Exploration costs	—	0.7	—	—	—	$0.7
Reclamation costs and amortization	1.8	0.1	0.2	0.4	—	$2.4
Sustaining capital	2.3	22.7	3.0	4.9	—	$32.9
All-in sustaining costs	$50.5	$58.8	$27.6	$33.9	$10.5	$181.2
Gold oz sold	44,338	42,205	17,790	11,930	—	116,263
Total cash costs/oz	$1,039	$836	$1,357	$2,398	$—	$1,153
AISC/oz	$1,138	$1,392	$1,550	$2,842	$91	$1,559
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q1 2026	Q1 2025
General and administrative expenses (from consolidated statement of operations)	$11.2	$8.1
Add:
Share-based payments expense	3.6	4.4
Less:
Depreciation in general and administrative expenses	(0.5)	(0.4)
Business development	(1.6)	(0.3)
Development projects	(0.5)	(0.5)
Corporate and allocated general and administrative expenses per AISC	$12.1	$11.2

Reconciliation of exploration and evaluations costs included in All-in Sustaining Costs:

	Q1 2026	Q1 2025
Exploration and evaluation expense (from consolidated statement of operations) (1)	$9.3	$7.0
Add:
Capitalized exploration cost related to operating gold mines	0.4	0.7
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(9.3)	(7.0)
Exploration costs per AISC	$0.4	$0.7
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.

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Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q1 2026	Q1 2025
Asset retirement obligation accretion (from notes to the consolidated financial statements) (1)	$1.5	$1.5
Add:
Depreciation related to asset retirement obligation assets	0.9	1.1
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)
Reclamation costs and amortization per AISC	$2.1	$2.4
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.

Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q1 2026	Q1 2025
Additions to property, plant and equipment (from segment note in the consolidated financial statements) (1)	$318.0	$173.2
Growth and development project capital investment - gold mines	(92.4)	(38.7)
Growth and development project capital investment - other	(190.2)	(99.7)
Sustaining capitalized exploration	(0.4)	(0.7)
Sustaining capitalized depreciation	(2.7)	—
Sustaining equipment leases	0.5	(1.3)
Sustaining capital expenditure at operating gold mines	$32.9	$32.9
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended March 31, 2026:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$145.7	$—	($3.1)	$142.6	28,311	$5,038
Lamaque	219.6	—	(1.4)	218.2	44,607	4,891
Efemcukuru	78.6	—	(4.1)	74.5	15,173	4,909
Olympias	88.5	0.3	(32.0)	56.8	12,528	4,535
Total consolidated	$532.4	$0.3	($40.6)	$492.1	100,619	$4,891
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

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For the three months ended March 31, 2025:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$129.2	$—	($1.5)	$127.8	44,338	$2,882
Lamaque	122.0	—	(0.4)	121.6	42,205	2,881
Efemcukuru	57.5	1.0	(1.5)	56.9	17,790	3,197
Olympias	46.5	1.1	(12.8)	34.8	11,930	2,918
Total consolidated	$355.2	$2.1	($16.3)	$341.0	116,263	$2,933
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q1 2026	Q1 2025
Net cash generated from operating activities (1)	$141.4	$130.4
Less: Cash used in investing activities	(230.3)	(4.7)
Less: Proceeds from sale of marketable securities	(40.2)	(155.1)
Free cash flow	($129.1)	($29.4)
Add back: Skouries cash capital expenditures	183.6	88.2
Add back: Capitalized interest paid (2)	8.4	9.1
Free cash flow excluding Skouries	$62.9	$67.9
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes interest from the Senior Notes.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q1 2026	Q1 2025
Net cash generated from operating activities (1)	$141.4	$130.4
Add back: Changes in non-cash working capital	45.7	6.1
Cash flow from operating activities before changes in working capital	$187.1	$136.5
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.

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Forward-Looking Statements and Information
Certain of the statements made and information provided in this news release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “continues”, “commitment”, “estimates”, “expects”, “forecasts”, “foresees”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “projects”, “prospective”, “scheduled”, “strives”, or “targets” or the negatives thereof or variations of such words and phrases or statements that certain actions, events, or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this news release includes, but is not limited to, statements or information with respect to: the Company’s 2026 annual production guidance (both for the company and by material property) and relative production through the year; cost guidance (including expected total cash costs and average AISC); expected changes to Eldorado's management team and Board and the timing in relation thereto; with respect to Skouries: our expectation of first concentrate production in Q3 and commercial production in Q4 2026; expected stronger terms in offtake contract negotiations; projected gold production and copper production; expected project capital and accelerated operational capital and the timing thereof; expected progress on construction activities and commissioning activities; expected timing and development of test stopes; and expected completion of theoretical training; with respect to Kisladag, expected completion of the geometallurgical study in Q2 2026, opportunities for the open pit and expected benefits of the mine optimizing plan; our expectation to increase waste stripping; and our expectation of decreased production in Q2; with respect to Lamaque, expectations for increased production in Q2; with respect to Efemcukuru, our expectation that production in Q2 to be consistent with Q1; with respect to Olympias, our expectation of increased production in Q2; and expected sequential completion in Q3 and expected ramp-up in Q4 for the mill expansion project; the date of the conference call on May 1, 2026; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements, and exploration; the future price of gold, copper, and other commodities; receipt of all required permits on the timelines we expect; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; the successful integration of the assets and operations from the Foran acquisition, and the realization of benefits derived therefrom; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; availability of labour resources, including for construction, development and improvements activities; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to effectively use invested capital and unlock the potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary of shipping for important or critical items for construction, development and improvements activities or for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; and the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity rates and expected hours; inflation rates; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; our ability to obtain the requisite inspections and approvals for energization of the power supply from the power authority in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.

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In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements or information. Generally, these risks, uncertainties and other factors include, among others: commodity price risk; development risks at Skouries, McIlvenna Bay, and other construction and development projects; including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; integration risks relating to the Foran acquisition, including the possibility that anticipated benefits from the Foran acquisition are not realized on the timeline expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; risks related to title and surface rights; environmental, health and safety matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures, and our ability to mitigate such conditions or failures at a reasonable cost, or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licences and other authorizations; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including general integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour risks (availability of labour resources, including for construction, development and improvements activities, and their productivity; and risks relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); turnover and attrition rates of labour, and related impacts thereto; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; cyber security risk; and international conflict and other geopolitical tensions and events, including war, tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this new release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
With respect to the Skouries Project, these risks, uncertainties, and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project, which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to efficiently manage the transitions from construction to commission to operations; our ability to increase productivity by, among other things, adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to any unanticipated critical equipment defects or failures during the commissioning and ramp-up of operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules and any commercial disputes that may arise from a contractor’s failure to meet these requirements; the ability of key

19

suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; impacts to overhead costs related to the schedule; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, substation, waste management facilities, embankments, tailings conveyors, water management infrastructure, and control centre; the timely receipt of necessary permits and authorizations; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including wildfires, short and long duration rainfall and floods and other extreme weather events; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; and our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR/USD exchange rate.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
Qualified Persons and Disclosure of Mineral Resources
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President and Chief Operating Officer, is the "qualified person" under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

20

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2026 and December 31, 2025
(Unaudited – in thousands of U.S. dollars)

	Note	March 31, 2026	December 31, 2025

ASSETS
Current assets
Cash and cash equivalents		$629,724	$869,356
Accounts receivable and other	4	231,552	279,212
Inventories	5	327,191	297,165
Current derivative assets	17	1,588	2,051
		1,190,055	1,447,784
Deferred tax assets		37,076	37,076
Other assets	6	104,968	144,479
Investment in associate	7	109,287	109,423
Non-current derivative assets	17	6,262	10,380
Property, plant and equipment		5,159,789	4,885,564
Goodwill		92,591	92,591
		$6,700,028	$6,727,297
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$566,182	$630,310
Current portion of lease liabilities		5,568	6,024
Current portion of debt	8	46,939	47,968
Current portion of asset retirement obligation		7,237	7,886
Current derivative liabilities	17	106,617	96,879
		732,543	789,067
Debt	8	1,183,839	1,227,084
Lease liabilities		7,732	8,575
Employee benefit plan obligations		13,961	13,747
Asset retirement obligations		136,094	135,071
Non-current derivative liabilities	17	21,699	16,254
Deferred income tax liabilities		282,823	254,420
		2,378,691	2,444,218
Equity
Share capital	13	3,303,820	3,341,760
Shares held in trust for restricted share units	13	(16,364)	(16,035)
Contributed surplus		2,492,674	2,537,197
Accumulated other comprehensive loss		(30,463)	(11,553)
Deficit		(1,431,302)	(1,572,080)
Total equity attributable to shareholders of the Company		4,318,365	4,279,289
Attributable to non-controlling interests		2,972	3,790
		4,321,337	4,283,079
		$6,700,028	$6,727,297

Commitments and contractual obligations (Note 16)
Events after the reporting date (Note 21, Note 13(b))

Approved on behalf of the Board of Directors
(signed) Teresa Conway Director             (signed) George Burns Director

Date of approval: April 30, 2026

Please see the condensed consolidated interim financial statements dated March 31, 2026 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2026 and 2025
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2026	Three months ended March 31, 2025

Revenue
Metal sales	9	$532,428	$355,245

Cost of sales
Production costs		188,213	148,311
Depreciation and amortization		53,994	60,169
		242,207	208,480

Earnings from mine operations		290,221	146,765

Exploration and evaluation expenses		9,309	6,990
Mine standby costs		4,714	4,131
General and administrative expenses		11,164	8,080
Share-based payments expense	14	3,607	4,362
Write-down of assets		489	2,689
Foreign exchange (gain) loss		(20,367)	6,284
Acquisition costs	21	7,694	—
Earnings from operations		273,611	114,229

Other expense	10	(12,903)	(59,727)
Finance costs	11	(13,963)	(12,244)
Earnings from continuing operations before income tax		246,745	42,258
Income tax expense (recovery)	12	111,007	(32,608)
Net earnings from continuing operations		135,738	74,866
Net loss from discontinued operations, net of tax		—	(1,333)
Net earnings for the period		$135,738	$73,533

Net earnings (loss) attributable to:
Shareholders of the Company		136,379	72,402
Non-controlling interests		(641)	1,131
Net earnings for the period		$135,738	$73,533

Net earnings attributable to shareholders of the Company:
Continuing operations		136,379	71,983
Discontinued operations		—	419
		$136,379	$72,402

Net (loss) earnings attributable to non-controlling interest:
Continuing operations		(641)	2,883
Discontinued operations		—	(1,752)
		$(641)	$1,131

Weighted average number of shares outstanding
Basic	13	197,730,794	204,762,059
Diluted	13	200,873,516	206,501,722

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.69	$0.35
Diluted earnings per share		$0.68	$0.35

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.69	$0.35
Diluted earnings per share		$0.68	$0.35

Please see the condensed consolidated interim financial statements dated March 31, 2026 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three months ended March 31, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2026	Three months ended March 31, 2025

Net earnings for the period	$135,738	$73,533
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	280	22,519
Income tax expense on change in fair value of investments in marketable securities	(45)	(3,021)
Actuarial gains on employee benefit plans	197	185
Income tax expense on actuarial gains on employee benefit plans	(47)	(44)
Total other comprehensive income for the period	385	19,639
Total comprehensive income for the period	$136,123	$93,172

Total comprehensive income attributable to:
Shareholders of the Company	136,764	92,041
Non-controlling interests	(641)	1,131
	$136,123	$93,172

Please see the condensed consolidated interim financial statements dated March 31, 2026 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2026	Three months ended March 31, 2025
Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$135,738	$74,866
Adjustments for:
Depreciation and amortization		54,448	60,617
Finance costs	11	13,963	12,244
Interest income	10	(7,694)	(8,257)
Share of loss from associate	10	136	—
Unrealized foreign exchange (gain) loss		(20,072)	6,563
Income tax expense (recovery)	12	111,007	(32,608)
Loss (gain) on disposal of assets		392	(7,288)
Unrealized loss on derivative instruments	10	20,037	63,390
Write-down of assets		489	2,689
Share-based payment expense	14	3,607	4,362
Employee benefit plan expense		1,084	1,014
		313,135	177,592
Property reclamation payments		(1,178)	(795)
Employee benefit plan payments		(463)	(420)
Income taxes paid		(132,115)	(48,115)
Interest received		7,694	8,257
Changes in non-cash operating working capital	15	(45,680)	(6,108)
Net cash generated from operating activities of continuing operations		141,393	130,411
Net cash generated from operating activities of discontinued operations		—	191

Investing activities
Additions to property, plant and equipment		(311,307)	(158,495)
Capitalized interest paid		(8,438)	(9,116)
Value added taxes related to mineral property expenditures		53,923	13,306
Sale of investments in marketable securities, net of purchases		40,193	155,078
Increase in deposits and other investments		(4,666)	(5,518)
Net cash used in investing activities of continuing operations		(230,295)	(4,745)

Financing activities
Issuance of common shares for cash, net of share issuance costs		2,034	2,313
Net distributions to non-controlling interests		(177)	—
Proceeds from VAT Facility	8	—	15,756
Repayments of VAT Facility	8	(35,757)	(18,390)
Dividends paid	13(b)	(14,896)	—
Interest paid		(9,922)	(8,462)
Principal portion of lease liabilities		(1,215)	(1,346)
Purchase of shares for cancellation	13	(83,895)	—
Purchase of shares held in trust for restricted share units	13	(4,492)	(1,810)
Net cash used in financing activities of continuing operations		(148,320)	(11,939)

Effect of exchange rates on cash and cash equivalents		(2,410)	7,618
Net (decrease) increase in cash and cash equivalents		(239,632)	121,536
Cash and cash equivalents - beginning of period		869,356	856,797
Change in cash in disposal group held for sale		—	(191)
Cash and cash equivalents - end of period		$629,724	$978,142

Please see the condensed consolidated interim financial statements dated March 31, 2026 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2026	Three months ended March 31, 2025

Share capital
Balance beginning of period		$3,341,760	$3,433,778
Shares issued upon exercise of share options		2,041	2,313
Shares issued upon exercise of performance share units		—	5,282
Transfer of contributed surplus on exercise of options		704	877
Shares repurchased and cancelled, net of tax		(40,685)	—
Balance end of period	13	$3,303,820	$3,442,250

Shares held in trust for restricted share units
Balance beginning of period		$(16,035)	$(12,970)
Shares purchased and held in trust for restricted share units		(4,492)	(1,810)
Shares released for settlement of restricted share units		4,163	1,815
Balance end of period	13	$(16,364)	$(12,965)

Contributed surplus
Balance beginning of period		$2,537,197	$2,612,762
Shares repurchased and cancelled		(42,907)	—
Share-based payments arrangements		3,251	2,817
Shares redeemed upon exercise of restricted share units		(4,163)	(1,815)
Shares redeemed upon exercise of performance share units		—	(5,282)
Transfer to share capital on exercise of options		(704)	(877)
Balance end of period		$2,492,674	$2,607,605

Accumulated other comprehensive (loss) income
Balance beginning of period		$(11,553)	$56,183
Other comprehensive earnings for the period attributable to shareholders of the Company		385	19,639
Reclassification on derecognition of investments in marketable securities		(19,295)	(103,503)
Balance end of period		$(30,463)	$(27,681)

Deficit
Balance beginning of period		$(1,572,080)	$(2,193,163)
Dividends paid	13(b)	(14,896)	—
Net earnings attributable to shareholders of the Company		136,379	72,402
Reclassification on derecognition of investments in marketable securities		19,295	103,503
Balance end of period		$(1,431,302)	$(2,017,258)
Total equity attributable to shareholders of the Company		$4,318,365	$3,991,951

Non-controlling interests
Balance beginning of period		$3,790	$(8,143)
Earnings attributable to non-controlling interests		(641)	1,131
Net distributions to non-controlling interests		(177)	—
Balance end of period		$2,972	$(7,012)
Total equity		$4,321,337	$3,984,939

Please see the condensed consolidated interim financial statements dated March 31, 2026 for notes to the accounts.